GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

December 15, 2010

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

TK Star Design, Inc. (the “Company”)

File No.: 333-156457

Dear Mr. Spirgel:

This letter responds to your letter dated November 29, 2010 relating to TK Star Design’s Form 10-K for the Year Ended December 31, 2009. The paragraph numbers below correspond to the numbered comments in your comment letter dated November 29, 2010.

Cover Page

1.

The addition to the Cover Page has been made.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

2.

The paragraph referring to Safe Harbor has been removed.

Exhibits and Financial Statement Schedules.

3.

The Amendment explains when all items marked with an asterisk were filed with the Commission.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

TK Star Design, Inc.